[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

November 27, 2013

VIA COURIER AND EDGAR

Re:	Hilton Worldwide Holdings Inc.
Registration Statement on Form S-1
File No. 333-191110

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Worldwide Holdings Inc. (“Hilton”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement relating to the offering of shares of its common stock, marked to show changes from the Registration Statement as filed on November 8, 2013. The Registration Statement has been revised in response to the Staffs comments and to reflect certain other changes.

In addition, we are providing the following responses to your comment letter, dated November 26, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by Hilton.

SECURITIES AND EXCHANGE COMMISSION	2	November 27, 2013

Unaudited Pro Forma Condensed Consolidated Financial Information, page 49

1.	On page 7, you disclose that you will redeem $96 million of debt on November 25, 2013. On page 94, you disclose that you made an unscheduled, voluntary debt repayment of $450 million on your secured mezzanine loans. Please tell us how you determined it was not necessary to record pro forma adjustments for these repayments and the related impact on interest expense.

Hilton respectfully advises the Staff that the Unaudited Pro Forma Condensed Consolidated Financial Information gives pro forma effect to the Refinancing Transactions as defined on page 7, including the repayment of the entire outstanding principal balance of the secured mezzanine loans and the redemption of $96 million of the 8% quarterly interest bonds due 2031. Hilton has revised its disclosure on page 55 to clarify in adjustment b. that (1) the repayment of $6,905 million of secured mezzanine loans includes the unscheduled voluntary prepayment of $450 million made in October 2013 prior to the issuance of new debt and (2) the repayment of $96 million of the unsecured notes due 2031 represents the November 25, 2013 redemption of 8% quarterly interest bonds due 2031.

To facilitate the Staff’s review, we have attached as Annex A to this letter a version of the “Unaudited Pro Forma Condensed Consolidated Financial Information” section of the Registration Statement that has been completed using certain assumptions relating to the offering size and price, marked to show changes from the corresponding section of the Registration Statement as filed on November 8, 2013.

Executive Compensation, page 139

2.	We note your disclosure on page 147 that in connection with this offering, you also expect that your executive officers will surrender their (1) Class A-2 Units and vested Class B Units and receive in exchange vested shares of your common stock and (2) unvested Class B Units and receive in exchange unvested shares of your restricted stock. We further note your disclosure that the number of vested shares will be determined in a manner intended to replicate the respective economic value associated with the Class A-2 Units and the Class B Units, as applicable, based upon the valuation derived from the initial public offering price. Please describe this exchange in greater detail, including the assumed number and value of common stock to be received in exchange for the Class A-2 Units, the vested Class B Units and the unvested Class B Units granted to your named executive officers or advise.

SECURITIES AND EXCHANGE COMMISSION	3	November 27, 2013

Hilton has expanded its disclosure on pages 149 and 150 to describe the exchange in greater detail, and included a table setting forth the assumed number and value of common stock to be received in exchange for the Class A-2 Units, the vested Class B Units and the unvested Class B units granted to its named executive officers. To facilitate the Staff’s review, we have set forth below a version of this expanded disclosure that has been completed using certain assumptions relating to the offering size and price:

More specifically, outstanding shares of our common stock held by Hilton Global Holdings LLC will be distributed to our Ultimate Parent, which will then effect the above-described exchange based on the valuation derived from the initial public offering price in this offering. Accordingly, no new shares will be issued by us in connection with such exchange. The following table sets forth the assumed number and value of vested shares of our common stock and unvested shares of our restricted stock that each of our NEOs will receive in exchange for their Class A-2 Units, vested Class B Units and unvested Class B Units, in each case based on an assumed initial public offering price of $19.50 per share (the midpoint of the estimated price range set forth on the cover page of this prospectus).

Name	Common Stock Received in Exchange for Class A-2 Units		Common Stock Received in Exchange for Vested Class B Units		Unvested Restricted Stock Received in Exchange for Unvested Class B Units
	(#)	($)	(#)	($)	(#)	($)
Christopher J. Nassetta	990,718	19,319,001	2,643,396	51,546,222	3,965,094	77,319,333
Thomas C. Kennedy(1)	—	—	—	—	—	—
Ian R. Carter	128,680	2,509,260	699,177	13,633,952	1,048,765	20,450,918
Mark D. Wang	64,340	1,254,630	281,472	5,488,704	422,208	8,233,056
Kristin A. Campbell	—	—	168,883	3,293,219	253,325	4,939,838
Paul J. Brown(2)	—	—	—	—	—	—

(1) In connection with Mr. Kennedy’s separation, we agreed to pay for the cancellation of his Class B Units and repurchased his equity investment in Class A Units as further described below under “Potential Payments upon Termination or Change in Control —  Thomas C. Kennedy Separation Agreement.”

(2) In connection with Mr. Brown’s separation, he forfeited his Class B Units and we agreed to repurchase his equity investment in Class A Units as further described below under “Potential Payments upon Termination or Change in Control — Paul J. Brown Separation Agreement.”

SECURITIES AND EXCHANGE COMMISSION	4	November 27, 2013

Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission Tom Kluck, Esq.

Jennifer Monick

Kevin Woody

Hilton Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Kevin J. Jacobs

Davis Polk & Wardwell LLP

Michael P. Kaplan, Esq.

John B. Meade, Esq.

Annex A

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma financial information has been prepared to reflect (1) the issuance of 64,102,564 shares of our common stock offered by us in this offering at an assumed initial public offering price of $ 19.50 per share, which is the midpoint of the range set forth on the cover of this prospectus and (2) the Refinancing Transactions, ~~additional borrowings under the Timeshare Facility,~~ the Hilton HHonors point sales and the use of proceeds from the foregoing (collectively, the “Financing Transactions”), in our historical consolidated financial statements.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 is presented on a pro forma adjusted basis to give effect to this offering and the Financing Transactions. The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 are presented on a pro forma adjusted basis to give effect to this offering and the Financing Transactions, and to give effect to the stock split that we intend to effectuate immediately prior to closing this offering, whereby each issued and outstanding share of our common stock will be converted into 9,205,128 shares, as if they had been completed on January 1, 2012.

The pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. The notes to the unaudited pro forma statements provide a detailed discussion of how such adjustments were derived and presented in the unaudited pro forma financial information. The unaudited pro forma financial information should be read in conjunction with “Summary—Refinancing Transactions,” “Capitalization,” “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The unaudited pro forma financial information has been prepared for illustrative purposes only and is not necessarily indicative of our financial position or results of operations had the transactions actually occurred on the dates indicated, nor is such unaudited pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results. See “Risk Factors” and “Forward-Looking Statements.”

Hilton Worldwide Holdings Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2013

(in millions)

		Pro Forma Adjustments(1)
				Common
		Financing		Stock
	Historical	Transactions		Offering			Pro Forma
ASSETS
Current Assets:
Cash and cash equivalents	$724	$(242	)(a)	$	(~~i~~41	)(j)	$441
Restricted cash and cash equivalents	502	(91	)(a)				411
Accounts receivable, net of allowance for doubtful accounts	813						813
Inventories	386						386
Deferred income tax assets	75						75
Current portion of financing receivables, net	94						94
Current portion of securitized financing receivables, net	27						27
Prepaid expenses	156						156
Other	40						40

Total current assets	2,817	(333)			~~—~~(41)		2,443

Property, Investments, and Other Assets:
Property and equipment, net	9,071						9,071
Financing receivables, net	623						623
Securitized financing receivables, net	202						202
Investments in affiliates	268						268
Goodwill	6,205						6,205
Brands	5,012						5,012
Management and franchise contracts, net	1,467						1,467
Other intangible assets, net	723						723
Deferred income tax assets	103						103
Other	238	249	(b)		(22)(j	)	465

Total property, investments, and other assets	23,912	249			~~—~~(22)		24,139

TOTAL ASSETS	$26,729	$(84)		$	~~—~~(63)		$26,582

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable, accrued expenses, and other	$1,940	$(21	)(b)		$45	(i)	$1,964
Current maturities of long-term debt	356	(~~276~~ 352	)(b)				4
Current maturities of non-recourse debt	53						53
Income taxes payable	61	125	(c)				186

Total current liabilities	2,410	(~~172~~ 248)			~~—~~45		2,207
Long-term debt	13,923	(~~748~~ 672	)(b)		(1,244	)(j)	12,007
Non-recourse debt	653	300	(d)				953
Deferred income tax liabilities	5,040	(43	)(c)				4,997
Liability for guest loyalty program	546						546
Other(2)	1,604	446	(b)(e)				2,050

Total liabilities	24,176	(217)			~~—~~(1,199)		22,760
Equity:
Common stock	1				9	(j)	10
Additional paid-in capital	8,452				1,448	(i)(j)	9,900
Accumulated deficit	(5,357)	133	(f)		(321	)(i)	(5,545)
Accumulated other comprehensive loss	(417)						(417)

Total Hilton stockholder’s equity	2,679	133			~~—~~1,136		3,948
Noncontrolling interests	(126)						(126)

Total equity	2,553	133			~~—~~1,136		3,822

TOTAL LIABILITIES AND EQUITY	$26,729	$(84)		$	~~—~~(63)		$26,582

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”
(2)	Pro forma adjustments to other liabilities include deferred revenue of $ 650 million related to our Hilton HHonors point sales. See Note 4: “Pro Forma Adjustments” adjustment (e) and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Events” for further discussion of this transaction.

See notes to unaudited pro forma condensed consolidated financial statements.

Hilton Worldwide Holdings Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2013

(in millions, except ~~per~~ share data)

		Pro Forma Adjustments(1)
				Common
		Financing		Stock
	Historical	Transactions		Offering		Pro Forma
Revenues
Owned and leased hotels	$2,982	$		$		$2,982
Management and franchise fees and other	868					868
Timeshare	809					809

	4,659	—		—		4,659
Other revenues from managed and franchised properties	2,433					2,433

Total revenues	7,092	—		—		7,092
Expenses
Owned and leased hotels	2,327					2,327
Timeshare	545					545
Depreciation and amortization	455					455
General, administrative, and other	319					319

	3,646	—		—		3,646
Other expenses from managed and franchised properties	2,433					2,433

Total expenses	6,079	—		—		6,079
Operating income	1,013	—		—		1,013
Interest income	5					5
Interest expense	(401)	(124	)(g)	41	(j)	(484)
Equity in earnings from unconsolidated affiliates	11					11
Loss on foreign currency transactions	(43)					(43)
Other gain, net	5					5

Income before income taxes	590	(124)		~~—~~41		507
Income tax expense	(192)	48	(h)	(16	)(j)	(160)

Net income	398	(76)		~~—~~25		347
Net income attributable to noncontrolling interests	(9)					(9)

Net income attributable to Hilton stockholder	$389	$(76)		$ ~~—~~25		$338

Earnings per share:
Basic and diluted						$0.34

Weighted average shares outstanding:
Basic and diluted						984,615,385 (k)

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”

See notes to unaudited pro forma condensed consolidated financial statements.

Hilton Worldwide Holdings Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2012

(in millions, except share data)

		Pro Forma Adjustments(1)
				Common
		Financing		Stock
	Historical	Transactions		Offering		Pro Forma
Revenues
Owned and leased hotels	$3,979	$		$		$3,979
Management and franchise fees and other	1,088					1,088
Timeshare	1,085					1,085

	6,152	—		—		6,152
Other revenues from managed and franchised properties	3,124					3,124

Total revenues	9,276	—		—		9,276
Expenses
Owned and leased hotels	3,230					3,230
Timeshare	758					758
Depreciation and amortization	550					550
Impairment losses	54					54
General, administrative, and other	460					460

	5,052	—		—		5,052
Other expenses from managed and franchised properties	3,124					3,124

Total expenses	8,176	—		—		8,176

Operating income	1,100	—		—		1,100

Interest income	15					15
Interest expense	(569)	(158	)(g)	54	(j)	(673)
Equity in losses from unconsolidated affiliates	(11)					(11)
Gain on foreign currency transactions	23					23
Other gain, net	15					15

Income before income taxes	573	(158)		~~—~~54		469

Income tax expense	(214)	61	(h)	(21	)(j)	(174)

Net income	359	(97)		~~—~~33		295
Net income attributable to noncontrolling interests	(7)					(7)

Net income attributable to Hilton stockholder	$352	$(97)		$ ~~—~~33		$288

Earnings per share:
Basic and diluted						$0.29

Weighted average shares outstanding:
Basic and diluted						984,615,385 (k)

(1)	For details of the adjustments referenced, see Note 4: “Pro Forma Adjustments.”

See notes to unaudited pro forma condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Note 1: Basis of Presentation

The unaudited pro forma financial information is based on our historical financial statements, which are included elsewhere in this prospectus, and has been prepared to reflect this offering and the Financing Transactions.

The unaudited pro forma condensed consolidated balance sheet as of September 30, 2013 is presented on a pro forma adjusted basis to give effect to this offering and the Financing Transactions. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2012 and the nine months ended September 30, 2013 are presented on a pro forma adjusted basis to give effect to this offering and the Financing Transactions as if they had been completed on January 1, 2012.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. These adjustments are included only to the extent they are directly attributable to this offering and the Financing Transactions and the appropriate information is known and factually supportable. We continue to evaluate the accounting impact of the Financing Transactions and believe that substantially all of the existing long-term debt (and related current maturities) to be repaid as a part of the Financing Transactions will be considered extinguished. Accordingly, the pro forma financial information reflects all of the repaid debt being accounted for as an extinguishment of debt. We believe that any portion of the repaid debt that may be required to be subject to modification of debt accounting guidance will not have a material effect on the pro forma financial information. Pro forma adjustments reflected in the unaudited pro forma condensed consolidated statements of operations are expected to have a continuing effect on us. As a result, the unaudited pro forma condensed consolidated statements of operations exclude gains and losses related to the Financing Transactions that will not have a continuing effect on us, although these items are reflected in the unaudited pro forma condensed consolidated balance sheet.

Note 2: Financing Transactions

Prior to consummating this offering, we closed or expect to close various debt refinancing and related transactions. These Financing Transactions, which are discussed in greater detail elsewhere in this prospectus, include the following:

•	entry into a new $1 billion senior secured revolving credit facility (the “Revolving Credit Facility”), with no expected borrowings upon the completion of the Financing Transactions;

•	entry into a new $7.6 billion senior secured term loan facility (the “Term Loan”), of which $100 million was voluntarily prepaid in November 2013;

•	the issuance of $1.5 billion of our 5.625% senior notes due 2021;

•	entry into a new $3.5 billion commercial mortgage-backed securities loan (the “CMBS Loan”) secured by 23 of our U.S. owned real estate assets;

•	entry into a new $525 million mortgage loan (the “Waldorf Astoria Loan”) secured by our Waldorf Astoria New York property;

•	additional borrowings of $300 million under our Timeshare Facility;

•	entry into four interest rate swaps with a notional value of $1.45 billion, which swap floating three-month LIBOR on the Term Loan to a fixed rate of 1.87%;

•	sales of Hilton HHonors points for cash proceeds of $650 million, classified as deferred revenue at the date of receipt; and

•	the repayment of our senior mortgage loans and secured mezzanine loans and the redemption of our unsecured notes due 2031 with available cash and proceeds from the transactions described above.

For more information regarding these transactions, see “Summary—Refinancing Transactions,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview—Recent Events” and “Description of Certain Indebtedness.”

Note 3: The Common Stock Offering

We ~~intend to use~~estimate that the ~~net~~gross proceeds to us from this offering will be approximately $1,250 million and that proceeds to ~~repay certain~~us net of ~~our then outstanding indebtedness~~underwriting discounts and estimated offering expenses will be approximately $1,209 million. Net proceeds of this offering and available cash will be used to repay approximately $1,250 million of the Term Loan.

Note 4: Pro Forma Adjustments

Adjustments included under the heading “Pro Forma Adjustments—Financing Transactions” represent the following:

a.	To adjust cash for the transactions discussed below, as follows:

(in millions)
Cash paid to repay debt principal(1)(2)	$(14,066)
Cash paid for interest on repaid debt(3)	(39)
Cash paid for debt issuance costs	(265)
Cash received from new debt issuances	13,387
Cash received from Hilton HHonors point sales	650

Net adjustment to cash(4)	$(333)

(1)	The long-term debt balance of our senior mortgage loans and secured mezzanine loans include $18 million and $27 million, respectively, of yield adjustments related to prior debt modifications. Thus, the principal balance of our debt to be repaid in cash is presented net of this amount. These yield adjustments, totaling $45 million, will be released concurrent with the repayment of the debt. This release is not considered to have a continuing effect on us and, therefore, it is not reflected in our unaudited pro forma condensed consolidated statements of operations.
(2)	Includes the voluntary prepayment of $100 million on the Term Loan made in November 2013.
(3)	Includes our accrued balance of $21 million and $18 million of additional interest we are required to pay, concurrent with the principal repayment of our senior mortgage loans and secured mezzanine loans.
(4)	The above adjustments result in changes to cash and cash equivalents of $242 million and to restricted cash and cash equivalents of $91 million.

b.	To adjust for the completion of the Financing Transactions and the repayment of our senior mortgage loans, secured mezzanine loans and unsecured notes due 2031, as follows:

Long-term Debt
(in millions)
Repayment of existing debt:
Senior mortgage loans	$(7,010)
Secured mezzanine loans(1)	(6,905)
Unsecured notes due 2031(2)	(96)

Total repayment of existing debt(~~1~~3)	(14,011)

Issuance of new debt:
Term Loan(~~2)(3~~4)	7,462
Senior Notes	1,500
CMBS Loan	3,500
Waldorf Astoria Loan	525

Total issuance of new debt	12,987

Net effect of refinancing on long-term debt, including current maturities	$(1,024)

(1)	Includes an unscheduled, voluntary debt repayment of $450 million on the secured mezzanine loans in October 2013, prior to the issuance of new debt.

(2)	Repayment of these 8% unsecured notes was completed on November 25, 2013.
(~~1~~3)	Includes current maturities of long-term debt of $352 million.
(~~2~~4)	Long-term debt for the Term Loan is net of the original issue discount of $38 million and the $100 million voluntary prepayment made in November 2013.
~~(3)~~	~~The Term Loan requires amortization payments of one percent of the principal balance per year; therefore, $76 million of this balance is reflected as current maturities of long-term debt on a pro forma basis.~~

The Financing Transactions also reflect:

•	the release of debt issuance costs of $16 million related to the existing debt payoff and the addition of debt issuance costs of $265 million related to the new debt issued. The net increase to the debt issuance costs, which are classified as other assets in our unaudited pro forma condensed consolidated balance sheet, was $249 million;

•	the payment of current accrued interest of $21 million related to the existing debt payoff, which was reflected in accounts payable, accrued expenses, and other in our unaudited pro forma condensed consolidated balance sheet. This release is not considered to have a continuing effect on us and, therefore, it is not reflected in our unaudited pro forma condensed consolidated statements of operations; and

•	the release of $204 million of interest, which was reflected in other liabilities in our unaudited pro forma condensed consolidated balance sheet, that related to our senior mortgage loans and secured mezzanine loans. The interest expense was recognized using the interest method and has exceeded the cash paid due to the fact that the terms of the senior mortgage loans and secured mezzanine loans require annual increases in the interest rate. Since we have assumed all extensions of the senior mortgage loans and secured mezzanine loans, which were at our option, our accrual of interest under the interest method contemplated these increases in interest expense over the fully extended life of the debt, resulting in an accrual of interest expected to be paid over the term of the debt based on increased cash payments of interest in subsequent periods. Upon consummation of the Financing Transactions, such payments will no longer be required and the accrual for these amounts will be reversed. Refer to adjustment (c) for the associated adjustment to deferred tax liabilities. This release is not considered to have a continuing effect on us and, therefore, it is not reflected in our unaudited pro forma condensed consolidated statements of operations.

c.	To adjust for the tax effects of the gains and losses referenced in adjustment (f) and the Hilton HHonors point sales referenced in adjustment (e), using the statutory tax rate of 38.4% referenced in adjustment (h), as follows:

(in millions)
Income taxes payable:
Unamortized portion of yield adjustments of debt principal	$17
Interest not accrued(1)	(7)
Unamortized debt issuance costs	(29)
Hilton HHonors point sales	144

Net adjustment to income taxes payable	$125

(in millions)
Deferred tax liabilities:
Other liabilities - interest accrued under the interest method	$78
Unamortized debt issuance costs	23
Hilton HHonors point sales	(144)

Net adjustment to deferred tax liabilities	$(43)

(1)	Represents interest we are required to pay, concurrent with the principal repayment of our senior mortgage loans and secured mezzanine loans.

d.	To adjust for additional borrowings of $300 million under our Timeshare Facility.

e.	To adjust for proceeds of $650 million presented as deferred revenue as a result of the Hilton HHonors point sales. Refer to adjustment (c) for related tax adjustments.

f.	To adjust accumulated deficit for amounts related to the senior mortgage loans and secured mezzanine loans that do not have a continuing effect on us, as follows:

(in millions)
Unamortized portion of yield adjustments of debt principal, net of taxes of $17 million	$28
Other liabilities - interest accrued under the interest method, net of taxes of $78 million	126
Interest not accrued, net of taxes of $(7) million(1)	(11)
Unamortized debt issuance costs, net of taxes of $(6) million	(10)

Net adjustment to accumulated deficit	$133

(1)	Represents interest we are required to pay, concurrent with the principal repayment of our senior mortgage loans and secured mezzanine loans.

g.	To adjust interest expense for the repayment of the existing indebtedness and additional borrowings discussed above, as follows:

	Nine Months Ended	Year Ended
	September 30, 2013	December 31, 2012
	(in millions)
Repayment of existing debt:
Interest expense	$(337)	$(461)
Amortization expense of debt issuance costs	(7)	(9)

	(344)	(470)

Issuance of new debt:
Interest expense(1)(2)(3)(4)	431	579
Amortization expense of debt issuance costs and discounts(1)	37	49

	468	628

Net adjustment to interest expense	$124	$158

(1)	Includes interest expense and amortization expense of the debt issuance costs of the Timeshare Facility as if the facility was in place on January 1, 2012. Also, includes interest expense and amortization expense related to the Securitized Timeshare Debt, which was issued in August 2013, as if it were issued on January 1, 2012. See “Description of Certain Indebtedness” for further discussion of the transaction.
(2)	Includes commitment fees on the unused Revolving Credit Facility commitments.

(3)	We applied the interest rates that were prevailing during the periods presented for our variable interest rate debt totaling approximately $8 billion, which excludes $1.45 billion of the Term Loan, for which a variable to fixed interest rate swap has been executed.
(4)	A 0.125 percent change to interest rates on our variable rate debt would result in an increase in interest expense of approximately $7 million and $10 million for the nine months ended September 30, 2013 and the year ended December 31, 2012, respectively.

h.	To adjust income tax expense for the changes in the expense items noted above in adjustment (g). The statutory tax rate of 38.4% is a blended U.S. federal and state income tax rate.

Adjustments included under the heading “Pro Forma Adjustments—Common Stock Offering” represent the following:

i.	Certain members of our senior management team were offered the opportunity to participate in an executive compensation plan (the “Promote plan”). The Promote plan provides for the grant of a Tier I liability award, or an alternative cash payment in lieu thereof, and a Tier II equity award, representing Class B Units in BH Hotels Holdco, LLC (our “Ultimate Parent”). The awards vest based on service and performance conditions. For further discussion of the Promote plan, including the assumptions used in estimating fair value of the awards, refer to our audited consolidated financial statements included elsewhere within this prospectus.

In connection with this offering, the Tier I liability awards that remain outstanding at the time of the offering will vest as of the pricing date of this offering and will be paid in cash no later than 30 days following the pricing of this offering. Additionally, the Tier II equity awards that remain outstanding at the time of the pricing of the offering will be exchanged for restricted stock in the Company of equivalent economic value ~~that~~, which will be received from the Ultimate Parent, and will vest as follows:

•	40% of each award will vest as of the pricing date with respect to this offering;

•	40% of each award will vest on the first anniversary of the pricing date with respect to this offering, contingent upon continued employment through that date; and

•	20% of each award will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, contingent upon continued employment through that date.

Upon the effective date of this offering, we expect to record incremental compensation expense of approximately $293 million as a result of modifying the vesting conditions of the Tier I liability award, as well as the exchange of the Tier II awards for restricted shares. The adjustment is reflected in our unaudited pro forma condensed balance sheet as an increase to accounts payable, accrued expenses, and other of $45 million reflecting cash due within 30 days to settle the Tier I awards, a $248 million increase to additional paid-in capital and an increase to accumulated deficit of $293 million.

~~Upon the pricing date with respect to this offering~~Further, we ~~expect to record incremental compensation expense~~do not anticipate that there will be a material, recurring effect on the amount of ~~$~~            future ~~million~~compensation expense as a result of modifying the ~~vesting conditions~~terms of the ~~Tier I liability award, as well as the exchange of the Tier II~~ awards ~~for restricted shares. The adjustment is reflected in our unaudited pro forma condensed balance sheet as an addition to common stock and additional paid-in capital and a corresponding increase to accumulated deficit. Further~~which solely vest upon achieving the service conditions, ~~we do not anticipate that there will be a material effect on~~ including the ~~amount of future~~additional compensation expense ~~as a result~~ of ~~modifying the terms of~~ approximately $22 million that we expect to record from the ~~awards which solely vest upon achieving~~ pricing date of this offering through the ~~service condition~~sfirst anniversary of that date. Accordingly, we have made no adjustment to our unaudited pro forma condensed consolidated statements of operations for any incremental compensation expense resulting from the modification of these awards. No compensation expense will be recognized for the 20% of restricted stock that will vest on the date that our Sponsor and its affiliates cease to own 50% or more of the shares of the Company, as this performance condition has been determined to be not probable of occurring for accounting purposes.

j.	We ~~intend~~expect to ~~use~~receive net proceeds from this offering of ~~$~~  1,209 million ~~of~~after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use proceeds from this offering and $41 million of available cash and cash equivalents to repay $1,250 million of our Term Loan. Associated with the repayment of our Term Loan, we will release $22 million of deferred financing costs and $6 million of original issue discount. This will reduce our net income for the three months ended December 31, 2013 by $28 million. The estimated reduction in interest expense as a result of the repayment and associated tax benefits are reflected in our unaudited pro forma condensed consolidated statements of operations. The reduction of deferred financing costs and original issue discount are reflected in our unaudited pro forma condensed consolidated balance sheet as a reduction of other assets and an increase in long-term debt, respectively, offset by an increase to accumulated deficit of $28 million.

k.	Unaudited pro forma weighted average shares outstanding is calculated assuming all shares of common stock issued by us in the initial public offering were outstanding for the entire period, as the proceeds from the sale of such shares will be used to repay indebtedness also being reflected in our unaudited pro forma condensed consolidated statements of operations, and each issued and outstanding share of our existing common stock was converted into 9,205,128 shares as of the beginning of each period.